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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RESPONSE GENETICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76123U105
(CUSIP Number)

July 22, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

CUSIP No	76123U105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LANSDOWNE PARTNERS LIMITED PARTNERSHIP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
ENGLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
3,057,907

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
3,057,907

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,057,907

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No	76123U105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
3,057,907 (1)

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
3,057,907 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,057,907 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Pursuant to an assignment and assumption agreement, among Lansdowne UK Strategic Investment Master Fund Limited (the “Master Fund”) and certain other funds managed by Lansdowne Partners Limited Partnership (the “Initial Subscribers”), the Initial Subscribers irrevocably assigned and transferred 3,057,907 shares of the common stock of Response Genetics, Inc. to the Master Fund as of July 22, 2009.

CUSIP No	76123U105

Item 1.	(a).	Name of Issuer:
RESPONSE GENETICS, INC.

(b).	Address of Issuer’s Principal Executive Offices:
1640 MARENGO ST., 6TH FLOOR LOS ANGELES, CA 90033 UNITED STATES

Item 2.	(a).	Name of Person Filing:
LANSDOWNE PARTNERS LIMITED PARTNERSHIP
LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED

(b).	Address of Principal Business Office, or if None, Residence:
LANSDOWNE PARTNERS LIMITED PARTNERSHIP 15 DAVIES STREET LONDON W1K 3AG ENGLAND

LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED C/O FORTIS PRIME FUND SOLUTIONS ADMINISTRATION SERVICES (IRELAND) LIMITED, FORTIS HOUSE, PARK LANE, SPENCER DOCK DUBLIN 1, IRELAND

(c).	Citizenship:
LANSDOWNE PARTNERS LIMITED PARTNERSHIP: ENGLAND
LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED: CAYMAN ISLANDS

(d).	Title of Class of Securities:
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(e).	CUSIP Number:
76123U105

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
LANSDOWNE PARTNERS LIMITED PARTNERSHIP – 3,057,907
LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED – 3,057,907

(b)	Percent of class:
LANSDOWNE PARTNERS LIMITED PARTNERSHIP – 19.99%
LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED – 19.99%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote
	LANSDOWNE PARTNERS LIMITED PARTNERSHIP	0
	LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED	0

	(ii) Shared power to vote or to direct the vote
	LANSDOWNE PARTNERS LIMITED PARTNERSHIP	3,057,907
	LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED	3,057,907

	(iii) Sole power to dispose or to direct the disposition of
	LANSDOWNE PARTNERS LIMITED PARTNERSHIP	0
	LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED	0

	(iv) Shared power to dispose or to direct the disposition of
	LANSDOWNE PARTNERS LIMITED PARTNERSHIP	3,057,907
	LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED	3,057,907

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

July 31, 2009
(Date)

LANSDOWNE PARTNERS LIMITED PARTNERSHIP*
By: Lansdowne Partners Limited
as general partner

By: /s/ Paul M. Ruddock
Name: Paul M. Ruddock
Title: Director

LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED
By: Lansdowne Partners Limited Partnership
as investment adviser
By: Lansdowne Partners Limited
as general partner

By: /s/ Paul M. Ruddock
Name: Paul M. Ruddock
Title: Director
* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated July 31, 2009 relating to the Common Stock, par value $0.01 per share, of Response Genetics, Inc. shall be filed on behalf of the undersigned.

LANSDOWNE PARTNERS LIMITED PARTNERSHIP*
By: Lansdowne Partners Limited
as general partner

By: /s/ Paul M. Ruddock
Name: Paul M. Ruddock
Title: Director

LANSDOWNE UK STRATEGIC INVESTMENT MASTER FUND LIMITED
By: Lansdowne Partners Limited Partnership
as investment adviser
By: Lansdowne Partners Limited
as general partner

By: /s/ Paul M. Ruddock
Name: Paul M. Ruddock
Title: Director

SK 02575 0005 1017053 v3